Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	June 30, 2024	December 31, 2023
Assets
Current
Cash	2,653,226	898,771
Trade And Other Receivables	1,508,799	1,181,257
Prepaid Expenses	2,244,232	29,673
Inventory	2,299,647	3,544,519
Advance To Suppliers	891,144	1,048,227
	9,597,048	6,702,447
Long Term Receivable	142,904	147,100
Investment in Securities	1,000,000	-
Right Of Use Assets	500,849	630,793
Equipment	157,022	175,335
Intangible Assets	7,785,176	7,856,730
Total Assets	19,182,999	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions	619,068	89,298
Sale of future receipts	2,152,375	1,467,899
Accounts Payable and Accrued Liabilities	4,087,199	3,449,103
Deferred Revenue	3,182	2,025
Short Term Lease Liability	243,214	254,668
Warrant Liability and Preferred Shares	10,755,482	156,433
	17,860,520	5,419,426
Long Term Lease Liability	284,393	385,639
	284,393	385,639
Total Liabilities	18,144,913	5,805,065
Shareholders’ Equity
Share Capital	92,565,727	85,714,727
Reserves	14,845,086	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(106,471,597)	(90,750,457)
	1,038,086	9,707,340
Total Liabilities And Shareholders’ Equity	19,182,999	15,512,405

Nature of operations and going concern (Note 1)
Subsequent events (Note 18)

Approved on August 14, 2024 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and six months ended June 30

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue	$1,890,968	$2,710,717	$4,248,847	$4,513,354
Cost Of Sales	(1,694,154)	(1,906,227)	(3,188,616)	(3,212,347)
Gross Profit	196,814	804,490	1,060,231	1,301,007
	10.4%	29.7%	25.0%	28.8%
Expenses
Amortization And Depreciation	433,129	453,499	837,787	855,139
Development Expenses	-	31,465	35,000	85,450
Selling And Marketing	954,388	987,803	2,102,406	1,991,168
Equity promotion and marketing	2,000,000	250,000	2,150,000	591,200
General And Administrative	1,033,301	1,503,382	2,071,853	2,554,612
Bad Debts (Recovered)	-	10,148	18,858	10,148
Share-Based Payments	83,762	260,705	200,886	571,533
Total Operating Expenses	4,504,580	3,497,002	7,416,790	6,659,250

Net Operating Loss	(4,307,766)	(2,692,512)	(6,356,559)	(5,358,243)

Other Expenses
Finance Expense	942,283	41,251	1,722,039	75,349
Loss on issuance	6,129,282	-	6,129,282	-
Loss on extinguishment of financial liability	601,163	-	601,163	-
Foreign Exchange	(1,706)	(78,762)	(10,651)	(78,599)
Change In Fair Value of Warrant Liability	(31,986)	(321,384)	(54,570)	1,856,623
Transaction Costs	977,318	-	977,318	-
Total Other Expenses	8,616,354	(358,895)	9,364,581	1,853,373
Net Loss for The Period	(12,924,120)	(2,333,617)	(15,721,140)	(7,211,616)

Comprehensive Loss for The Period	(12,924,120)	(2,333,617)	(15,721,140)	(7,211,616)

Weighted average shares (after 18 to 1 reverse split)	108,922	5,417	70,307	4,691
Basic and diluted loss per share	(118.65)	(430.78)	(223.61)	(1,537.33)

*	The weighted average share amounts were retroactively adjusted as a result of a reverse split. See Note 17.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the six months ending June 30, 2024 and June 30, 2023

	Share capital - Number of Share	Share Capital Amount	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
Balance, December 31, 2022	3,549	$73,312,866	$13,647,390	$98,870	$(77,818,663)	$9,240,472
Warrants exercised	3,101	7,583,617	(3,975,046)	-	-	3,608,571
Warrants transferred from warrant liability	-	-	3,975,046	-	-	3,975,046
Share issued on capital raise	3,968	2,250,000	-	-	-	2,250,000
Share issuance costs on capital raise	-	(439,600)	-	-	-	(439,600)
Share based payments	-	-	571,533	-	-	571,533
Net loss	-	-	-	-	(7,211,616)	(7,211,616)
Balance, June 30, 2023	10,618	82,706,883	14,218,932	98,870	(85,030,279)	11,994,406

Balance, December 31, 2023	31,692	$85,714,727	$14,644,200	$98,870	$(90,750,457)	$9,707,340
Shares issued on capital raise	41,112	253,840	-	-	-	253,840
Shares issued to supplier	794	34,286	-	-	-	34,286
Share based payments	-	-	200,886	-	-	200,886
Pre-funded warrants exercised	168,551	6,562,874	-	-	-	6,562,874
Net loss	-	-	-	-	(15,721,140)	(15,721,140)
Balance, June 30, 2024	242,149	$92,565,727	$14,845,086	$98,870	$(106,471,597)	$1,038,086

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the six months ended June 30, 2024 and June 30, 2023

	2024	2023
Operating activities
Net loss for the year	(15,721,140)	(7,211,616)
Adjustments
Amortization and depreciation	837,787	855,139
Bad debt expense	18,858	10,148
Interest expense, net of repayments	14,000	-
Fair value changes on derivatives	6,675,875	1,856,623
Foreign exchange	6,580	7,347
Share based payments	200,886	571,533
Shares issued to supplier	34,286	-
Transaction costs	977,318	748,600
Net Change in non-cash working capital	(519,751)	(312,554)
Net cash used in operating activities	7,475,301)	(3,474,780)

Investing activities
Investment in Securities	(1,000,000)	-
Intangible asset additions	(576,423)	(1,329,175)
Equipment additions	-	(3,736)
Net cash used in investing activities	(1,576,423)	(1,332,911)

Financing activities
Lease payments	(170,637)	(160,405)
Bank loan	529,770	719,623
Proceeds on share issuance, net of share issuance costs	-	1,501,400
Proceeds from exercise of prefunded warrants	31,960	-
Issuance of warrants and preferred shares, net of redemptions	10,707,928	-
Transaction costs	(977,318)	(748,600)
Exercise of warrants	-	3,608,571
Sale of future receipts	684,476	-
Net cash from financing activities	10,806,179	4,920,589

Effect of foreign exchange on cash	-	-
Change in cash and restricted cash for the period	1,754,455	112,898
Cash and restricted cash, beginning of the period	898,771	1,913,742

Cash and restricted cash, end of period	2,653,226	2,026,640

Interest paid	1,722,039	942,283
Taxes paid	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $15,721,140 during the six month period ended June 30, 2024 (three month period ended June 30, 2023- net loss of $12,924,120), and, as of that date, the Company’s total deficit was $106,471,597 (December 31, 2023 - $90,750,457). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as well as by International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2023.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2023.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Investments in securities without a readily determinable fair value are recorded at cost. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2023 annual consolidated financial statements.

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Cayman Islands	100%

3.	TRADE AND OTHER RECEIVABLES

	June 30, 2024	December 31, 2023
Trade receivables	1,054,881	879,509
Allowance for doubtful accounts	(45,680)	-
Taxes receivable	499,598	301,748
Total	$1,508,799	$1,181,257

4.	INVENTORY

	June 30, 2024	December 31, 2023
Finished products	$1,950,169	$4,624,471
Impairment of finished products	-	(1,434,827)
Accessories and spare parts	349,478	829,860
Impairment of accessories and spare parts	-	(474,985)
Total	$2,299,647	$3,544,519

5.	INVESTMENT IN SECURITIES

On June 28, 2024, the Company made a minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for the total amount of $1,000,000 payable in cash at closing. Canadian Towers is focused on tower development and operating its 700+km fiber network in the attractive wireless market of Mexico. The investment resulted in the Company acquiring 682,135 shares equating to 2% of Canadian Towers. The investment is presented at cost.

6.	LOANS TO FINANCIAL INSTITUTIONS

a)	Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured with a credit insurance entity in case of non-payment., Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as loans to financial institutions. As at June 30 ,2024, the total amount expended by the funding entity was $364,927 excluding $35,400 of purchase order financing as summarized in note 5 (d) (December 31, 2023- $89,298).

b)	On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. In the event the Company fails to pay any amount when due, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default, the Note will become immediately due and payable and the Company is required to pay an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event. As at June 30, 2024 the promissory note balance was $113,451.

(c)	The Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $ $16,817 (a total payback of combined principal and interest in the amount of $168,169). The balance of this promissory note as of June 30, 2024 was $105,300.

6.	LOANS TO FINANCIAL INSTITUTIONS (Cont’d)

(d)	The Company also has a purchase order financing line of credit in the amount of $2,000,000. This line of credit is used to allow the Company to issue, through this financial institution, a letter of credit to their foreign contract manufacturers to finance product manufacturing. As of June 30, 2024, the outstanding balance of letters of credit outstanding is $1,079,700 with a set-up fee in a sum equal to 2.00% monthly of the aggregate of face amounts of all letters of credit. Since this is a contingent liability until the production is completed, this is only included as commitment and contingencies and is not recorded as a liability on the balance sheet at June 30, 2024.

LOANS TO FINANCIAL INSTITUTIONS	Factoring loan	Jan 29, 2024 Promissory Note	April 30, 2024 Promissory Note	Total
Opening Balance January 1,2023	-	-	-	-
Change in factoring for the period	89,298	-	-	89,298
Loan repayments	-	-	-	-
Closing Balance December 31, 2023	89,298	-	-	89,298

Opening Balance January 1,2024	89,298	-	-	89,298
Change in factoring for the period	275,620	-	-	275,620
Purchase order financing	35,400	-	-	35,400
New loan advances	-	200,000	125,000	325,000
Loan repayments	-	(129,220)	(33,624)	(162,844)
Interest included in repayments	-	42,671	13,924	56,594
Closing Balance June 30, 2024	400,318	113,451	105,300	619,068

7.	SALES OF FUTURE RECEIPTS

(a)	On October 11, 2023 the Company entered into an agreement for the Sale of Future Receipts in the amount of $1,152,000. The Company received $760,000 which represents a payment of $800,000 net of a transaction fee of $40,000. This sale of future receipts was payable in equal weekly payments of $41,143 for 28 weeks accruing interest at 3.1% per week. The weekly payment amount is intended to represent 15% of the Company’s future sales. The company made 8 payments of $41,143 each for a total of $329,142 between October 17, 2023 and December 5, 2023 inclusive. On December 6, 2023 the Company reached an agreement with the purchaser, converting the remaining balance of $822,858 into a new agreement. The Company recorded $392,000 of interest and transaction fees in respect of this agreement.

(b)

On December 6, 2023, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,268,000. The Company received $677,142 which represents a payment of $752,142 net of $75,000 of transaction fees. The remaining $822,858 balance of the original agreement and the $752,142 payment from the new agreement total a principal amount of $1,575,000. The new balance of $1,575,000 is repayable in weekly repayments of $81,000 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,268,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling$203,143 in respect of this agreement for the year ended December 31, 2023, comprising principal payments of $64,001 and interest of $139,142. The balances under this agreement as of December 31, 2023 were outstanding principal of $1,435,999 and accrued interest of $31,900. During the three-month period ended March 31, 2024, the Company made payments totaling $586,000 comprising principal payments of $100,381 and interest of $485,619.

This sale of future receipts was repaid on March 26, 2024 as part of the new sale of future receipts agreement mentioned in (d) below. On the rollover to the new sale of future receipts, the Company recognized $111,539 of additional interest expense on this sale.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full. The Company agrees to grant a security interest in all of its present and future accounts receivable in an amount, not to exceed 15%.

7.	SALES OF FUTURE RECEIPTS (Cont’d)

(c)

On January 31, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $489,331. The Company received$ 323,632 which represents a payment of $339,813 net of $16,181 of transaction fees. This sale of future receipts is repayable in weekly repayments of $17,476 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $489,331. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $366,998 in respect of this agreement for the six months ended June 30, 2024, comprising principal payments of $198,037 and interest of $168,961. The principal balances outstanding at June 30, 2024 was $125,594.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full. The Company agrees to grant a security interest in all of its present and future accounts receivable in an amount, not to exceed 15%.

(d)	On March 26, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,920,000. The Company received $401,143 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $1,880,000 (net of the transaction fee) is repayable in weekly repayments of $100,000 per week for 29 weeks which accrues interest at the rate of 3.2% per week, for a total repayment of $2,920,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. Since March 26, 2024 the Company has paid a total of $659,000 in payments which consists of $771,807 of interest and negative $112,807 of principal repayments. The balances under this agreement as of June 30, 2024 was outstanding principal of $2,026,781 which includes accrued interest of $33,974.

Sale of Future Receipts Payable	11-Oct-23	6-Dec-23	31-Jan-24	26-Mar-24	Total
Opening Balance January 1,2023	-	-	-	-	-
Proceeds from the sale of future receipts	760,000	677,142	-	-	1,437,142
Principal repayments	(329,142)	(203,143)	-	-	(532,285)
Interest capitalized for early repayment	392,000	-	-	-	392,000
Interest expense for the period	-	139,142	-	-	139,142
Rollover to new loan	(822,858)	822,858	-	-	-
Interest accrued at period end	-	31,900	-	-	31,900
Balance December 31, 2023	-	1,467,899	-	-	1,467,899

Proceeds from the sale of future receipts	-	-	323,631	401,143	724,774
principal repayments	-	(586,000)	(366,998)	(659,000)	(1,611,998)
Interest capitalized for early repayment	-	111,339	-	-	111,339
Interest expense for the period	-	485,619	168,961	771,807	1,426,387
Rollover to new loan	-	(1,478,857)	-	1,478,857	-
Interest accrued at period end	-	-	-	33,974	33,974
Balance June 30,2024	-	-	125,594	2,026,781	2,152,375

8.	WARRANT LIABILITY AND PREFERRED SHARES

The balance of the warrant liability and preferred shares is as follows:

June 30, 2024
Warrant Liability	9,747,247
Preferred Share Liability	1,008,235
10,755,482

Warrant Liability

The balance of the warrant liability is as follows:

	Issued		Issued		Issued		Issued		Issued		Issued
	January 11, 2022		October 31, 2023		April 9, 2024		May 10, 2024		June 5, 2024		June 28, 2024		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	794	3,158	2,057	153,275	-	-	-	-	-	-	-	-	2,851	156,433

Change in fair value		-		(22,584)										(22,584)

Balance, March 31, 2024	794	3,158	2,057	130,691	-	-	-	-	-	-	-	-	2,851	133,849

Issuance of warrants					6,556	104,871	167,051	3,969,929	37,333	626,482	560,261	5,999,999	771,201	10,701,281
Exercise of pre-funded warrants			(1,500)	(85,320)			(167,051)	(6,445,594)					(168,551)	(6,530,914)
Change in fair value		(3,158)		(38,054)		208,112		2,475,665		1,316,385		1,797,064	-	5,756,020
Extinguishment of warrant liability					(6,556)	(312,983)							(6,556)	(312,983)

Balance, June 30, 2024	794	-	557	7,317	-	-	-	-	37,333	1,942,867	560,261	7,797,063	589,945	9,747,247

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

October 12, 2022 warrants

The Company assessed that the 1,381 and 126 pre-funded warrants issued as part of the October 2022 equity offering, did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,764.00; exercise price $2,898, expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS32 was utilized to allocate the total proceeds of the issuance.

The fair value of the 1,381 warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,890. strike rate $28,980; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

On January 19, 2023, the warrant holders entered into the agreement noted above to exercise 1,282 of the 1,381 and receive new warrants in exchange. This resulted in the recognition of a change in fair value of $702,898 gain.

The remaining 99 warrants that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above resulting in a loss of $103,293.

The fair value of the 99 unexercised warrants on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $23,940; exercise price $25,200; term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of: $1,764.00 on the day of the offering. The pre-funded warrants were subsequently exercised in 2022 for gross proceeds of $15,900, converting into 126 fully issued common shares.

In connection with the October 2022 equity offering, the Company issued 138 waiver warrants exercisable at $2,898.00 per share; which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,764.00; exercise price $2,898; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $1,890.00. strike rate $2,898.00; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696, resulting in a gain of $143,713 and was determined using the stock price of $2,394.0, as the warrants were cashless with exercise price of $NIL at that date.

April 9, 2024 Warrants

On April 9, 2024, The Company raised capital including the issuances of 1,556 common shares, 290 preferred stock and 6,556 warrants with a strike price of $57.24 subject to certain adjustments and a cashless exercise provision. The warrants meet the definition of a derivative financial liability.

The gross proceeds are allocated to the fair value of the Preferred stock and warrant liability, with the residual allocated to the common shares and recognized as equity.

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

The warrant valuation as of the date of issuance was $230,622. The fair value of the warrant liability is not evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1) and is not based on a valuation technique that uses only data from observable markets (i.e. Level 1 inputs). This is because the fair value of the warrants includes an input for volatility which is based primarily on historical volatility.

Therefore, the difference is deferred as a loss with subsequent recognition through profit and loss. The IASB was asked to clarify that straight-line amortization was an appropriate method of amortization of the day 1 profits but decided not to do so. IFRS 9 does not discuss this at all, although IAS 39 – Financial Instruments: Recognition and Measurement – used to state (without further explanation) that straight-line amortization may be an appropriate method in some cases but will not be appropriate in others. The warrants have a contractual term of 5 years, however, management does not expect the warrants to be outstanding for the full contractual maturity because they were issued in-the-money. In addition, and consistent with past practice, the Company has amended and settled warrants prior to maturity when they fall significantly out of the money. Therefore, management has concluded the expectation is for the warrants to be outstanding for 2 years. The amortization period for the deferred loss on initial recognition will be straight-line amortization of 2 years for the warrants; subject to adjustment for derecognition of all or a portion of each instrument.

Day 1 loss as follows:

Day 1 loss- warrants

Fair value	$230,622
Carrying amount, initial recognition	$104,865

Day 1 loss- deferred	$125,757

On May 10, 2024, due to a capital raise, these 6,556 warrants at $57.24 were repriced due to the anti-dilution clause resulting to 35,945 warrants at $10.44.

On June 5, 2024, due to another capital raise, these warrants had a fair value of $312,983 which meant a change in fair value of $82,361 was recognized. As well, an amortization of the day one loss of $10,480, a day acceleration loss of $115,277, and a loss on extinguishment of this warrant liability of $601,163.

May 10, 2024, Prefunded Warrants

On May 10, 2024, the Company issued 167,051 pre-funded warrants at $23.22 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $0.18, subject to the adjustments. These warrants contain a cashless exercise option.

These warrants meet the definition of a derivative financial liability and are a liability recognized at fair value.

The fair value of these warrants as of the date of issuance was determined to be $468.00 per warrant which is a fair value of $7,817,997. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,848,068 since total proceeds was $3,969,929.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.18 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

During Q2 2024, these 167,051 prefunded warrants were all exercised at $0.18 for gross proceeds of $30,069.22 which was credited to share capital. This exercise also resulted in crediting the share capital for $6,445,594 and a change in fair value gain of $1,372,403.

8.	WARRANT LIABILITY AND PREFERRED SHARES (Cont’d)

June 5, 2024 Warrants

On June 5, 2024, the Company also issued 37,333 warrants that are each exercisable at $57.24 into one common share, expiring with five years from the issuance date. These warrants include a cashless exercise provision and anti-dilution provisions. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants were classified as a financial liability.

The fair value of these warrants at the date of issuance is $626,482. Due to the capital raise on June 28, 2024 the anti-dilution clause resulted in a change in fair value of these warrants to $1,942,867, and the change in fair value loss is $1,316,385.

June 28, 2024 Warrants

On June 28, 2024, the Company 560,261 pre-funded warrants that are each exercisable into one common share at $0.18 per warrant, with no expiry. These warrants include a cashless exercise provision. As the warrants meet all of the noted characteristics, they meet the definition of a derivative. Therefore, in determining whether the instrument is to be classified as equity or financial liability, management will apply the guidance under IAS 32.16(b)(ii). As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed’ requirement in paragraph 16(b)(i) of IAS 32, as such these warrants were classified as a financial liability.

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $14.40 per share and therefore the fair value per warrant was determined to be $14.22 per warrant, which is a total fair value on date of issuance of $7,797,063. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss is equal to $1,797,064 and is fully allocated to the warrant liability.

Day 1 loss as follows:

Day 1 loss- warrants

Fair value	$7,797,063
Carrying amount, initial recognition	$5,999,999

Day 1 loss- recognized in profit and loss	$1,797,064

Preferred Share Liability

The Company treated the preferred shares as preferred shares liability.

The balance of the Preferred Share Liability is as follows:

	Preferred Share Liability
	Preferred shares		Total
	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	-	$-	-	-

Balance, March 31, 2024	-	-	-	-

Issuance	954	763,959	954	$763,959
Redemption of preferred shares	(97)	(114,117)	(97)	$(114,117)
Day one losses recognized during the period	-	358,394	-	$358,394

Balance, June 30, 2024	857	1,008,235	857	1,008,235

Refer to Note 9 (C) “Common and preferred share transactions”.

9.	SHARE CAPITAL

(a)	Authorized - Unlimited number of common shares without par value

As at June 30, 2024, the Company had 242,148 common shares issued and outstanding (December 31, 2023 – 31,692).

As of the date of issuance of these financial statements, the total outstanding common shares is 802,450.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Authorized - Unlimited number of Class “C” preferred shares without par value

As at June 30, 2024, the Company had 857 Class “C” preferred shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, total outstanding Class “C” preferred shares is 1,000. See Subsequent events for preferred share issuance and redemptions.

(c)	Common and preferred share transactions

Transactions for the six months ended June 30, 2024 are as follows:

(i)	On April 9, 2024, the Company closed an equity offering by issuing 1,556 Commitment Fee Shares (“common shares”), 290 convertible Series C Preferred Stock (“Preferred Stock”) and 6,556 warrants to purchase common shares. The offering consisted of the following:

Series C Preferred stock

The Company issued 290 Preferred Stock at a price of $1,000 per share, raising gross proceeds amounting to $290,000, with a discount of $30,000 applied against these proceeds.

As outlined in Section 30.5(b) of the Articles, the Preferred Stock includes a conversion feature that allows the Holder to convert these shares to common stock. If the Holder decides to exercise the conversion option, the conversion price which is the lower of $57.24 per share of common stock and 85% of the lesser of:

(i)	the average of the closing price for the common stock on the ten trading days immediately prior to the Closing Date; and

(ii)	the average closing price of the common stock during the ten trading days immediately prior to the Conversion Date.

9.	SHARE CAPITAL (Cont’d)

The Holder shall not convert the Preferred stock into Common Stock if this would result in the Holder having more than 4.99% of the total outstanding Common Shares of the Company (Section 3.5(d) of the Articles).

The Holder of the Preferred Stock is entitled to vote with all holders of Common Stock on an as converted basis and will receive a dividend of 0% dividend per annum (Section 30.2 of the Articles).

As outlined in Section 30.8 of the Articles, the Preferred Stock can be redeemed at the discretion of the of the Company, upon providing the Holder three (3) trading days written notice to redeem the Preferred Stock at the following premium:

i.	Within the first 90 from issuance, at a price equal to 1.25, multiplied by the sum of $290,000, all accrued but unpaid dividends and all other amounts due pursuant to the Certificate of Designation for all Purchased Shares;

ii.	Within days 90-180 from issuance, at a price equal to 1.35, multiplied by the sum of the $290,000, all accrued but unpaid dividends and all other amounts due pursuant to the Certificate of Designation for all Purchased Shares.

The Company will maintain a reserve with its transfer agent consisting of 59,167 shares of its Common Share for the benefit of the Holder, and at all times thereafter three times the number of common shares issuable upon conversion of the Preferred stock, and two times the number of the common shares issuable upon exercise of the Warrants (see below) held by the Holder.

Commitment Fee Shares

In addition to the above, the Company also issued 1,556 common shares to the Holder as Commitment Fee Shares.

The total gross proceeds from the issuance of the Preferred Stock, warrants and common stock amounted to $290,000. After accounting for a discount on the issuance of these shares of Preferred Stock of $30,000 and $10,000 on legal expenses, the Company received net cash proceeds of $250,000.

The Preferred stock meets the definition of a non-derivative financial liability. The common shares were recorded at the residual amount which amounted to $nil as the fair value of the preferred shares and warrants exceeded the cash consideration received ($260,000).

Management carried out a valuation exercise to determine the fair value of the preferred stock and warrants. Per management’s valuation the fair values of the preferred stock and warrants were as follows:

Fair value results:
Warrant liability	$230,622	40.3%
Preferred stock	$341,146	59.7%
Common shares	-	0%
	$571,768	100%

For the Class “C” preferred shares, the difference between the fair value and the transaction price is recognized immediately as a day one loss.

Day 1 loss- preferred shares

Fair value	$341,176
Carrying amount, initial recognition	$155,129

Day 1 loss- recognized in profit and loss	186,017

The $10,000 in transaction costs were allocated between the warrants, Preferred stock and the common shares as noted above. The allocated transactions to both the warrants and the Class “C” preferred share were expensed in the period.

(ii)	On April 17, 2024 The Company issued 28,000 common shares and 290 preferred stock The gross proceeds from the issuance of the preferred stock and common shares totaling $290,000, with a discount of $40,000 applied against these proceeds. The net cash proceeds were $250,000 and the Company incurred $5,000 in legal costs associated with the capital raise.

9.	SHARE CAPITAL (Cont’d)

Management applied the same methodology in determining the fair value of the preferred stock which is summarized below:

Fair value results:
Preferred stock	$341,176

Day 1 Loss

There is a day 1 loss related to the difference in the transaction price and the fair value of the preferred shares on initial measurement. The total day 1 loss is equal to $91,176 and is recognized in income as ‘change in fair value through profit or loss.

Day 1 loss- preferred shares

Fair value	$341,176
Carrying amount, initial recognition	$250,000

Day 1 loss- recognized in profit and loss	$91,176

Common stock

The common shares were recorded at the residual amount which is $nil because the fair value of the preferred shares exceeded the proceeds of $250,000.

Transaction costs

The Company incurred legal fees totaling $10,000 in relation to the issuance of these securities. These associated transaction costs are expensed in the period,

(iii)	On May 10, 2024 the Company issued 3,889 common shares at $23.40 per common share and 167,051 prefunded warrants at $23.22 which are exercisable at $0.18 into common share of the Company. The total gross proceeds from the issuance of the pre-funded warrants and common shares amounted to $3,969,929. In addition, the holders prepaid their exercise price for a total of $30,069. The Company incurred $436,075 in legal expenses and placement fees. The Company also entered into marketing arrangements and has concluded the costs do not meet the definition of transaction costs. The pre-funded warrants were subsequently exercised in full prior to the end of the quarter.

The pre-funded warrants are significantly in the money and therefore the fair value has been calculated based on the intrinsic fair value of the warrant. The share price on May 10, 2024 was $2.61 per share and therefore the fair value per warrant was determined to be $2.60 per warrant:

Fair value results:
Warrant liability	$7,817,997

Note: the fair value of the warrants is significantly higher than the total proceeds received of $3,969,929.

9.	SHARE CAPITAL (Cont’d)

Day 1 Loss

As summarized above, there is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,848,068. The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.01 strike price, and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

Day 1 loss- warrants

Fair value	$7,817,997
Carrying amount, initial recognition	$3,969,929

Day 1 loss- recognized in profit and loss	$3,848,068

Common stock

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the warrants exceeded the cash consideration received.

Transaction Costs

In determining the allocation of the $478,401 of transaction costs between the pre-funded warrants and the common shares, the transaction costs would be fully allocated to the warrants because the common shares were recognized at $nil. As the warrants are classified as a financial liability at fair value, the associated transaction costs should be expensed in full.

(iv)	On June 5, 2024 the Company issued 1,556 common shares and 256 shares of preferred stock to an institutional investor. The gross proceeds from the issuance of the preferred stock and common shares totaled $256,000 with a discount of $36,000 applied against these proceeds. The net cash proceeds were $220,000 and the Company incurred $4,000 in legal expenses.

(v)

The fair values of the 256 preferred shares on the date of the transaction was $301,176:

Day 1 Loss

There is a day 1 loss related to the difference in the transaction price and the fair value of the preferred shares on initial measurement. The day 1 loss of $81,176 is immediately recognized in income as ‘change in fair value through profit or loss.

Day 1 loss- preferred shares

Fair value	$301,176
Carrying amount, initial recognition	$220,000

Day 1 loss- recognized in profit and loss	$81,176

9.	SHARE CAPITAL (Cont’d)

Common stock

The 1,556 common shares were recorded at the residual amount which amounted to $nil as the fair value of the preferred shares exceeded the proceeds of $220,000.

Transaction costs

The Company incurred legal fees totaling $4,000 in relation to the issuance of these securities. In determining the allocation between the preferred shares and the common shares, the transaction costs would be fully allocated to the preferred shares because the common shares were recognized at $nil. As the preferred stock is classified as a financial liability at fair value, the associated transaction costs should be expensed in full.

(vi)	In addition, on June 5, 2024 the Company issued to a different institutional investor 8,444 common shares, 118 preferred stock and 37,333 warrants with a strike price of $57.24 subject to certain adjustments. The gross proceeds from the issuance of the preferred stock, warrants and common shares totaled $118,000 with a discount of $13,000 applied against these proceeds. The net cash proceeds were $105,000. In addition, the Company incurred $5,000 in legal expenses. As part of the capital raise, the Company canceled the 6,556 warrants issued on April 9, 2024. The warrants issued on April 9, 2024 were subject to anti-dilution clauses. The May 10, 2024 capital raise triggered an adjustment to the number of shares issuable upon exercise and the strike price per share. As a result, the 6,556 warrants were exercisable into 16,036 warrant shares with a strike price of $23.40 per share. The 6,556 warrants were canceled as part of the equity raise. This capital raise has been accounted for as a debt extinguishment and therefore there is no day one loss, instead there is a loss on extinguishment recognized in profit and loss. The new derivative warrant liability is measured at fair value, the preferred share liability is measured at fair value and the common shares issued are measured at fair value in accordance with IFRIC 19.

The difference between the carrying amount of the extinguished warrant liability and the consideration paid, which includes the new warrant liability, the preferred share liability and the common shares is recognized in profit or loss in accordance with IFRS 9.3.3.3. In addition, the Company received new cash proceeds which will reduce the loss on extinguishment.

Calculation of loss on extinguishment:
New cash proceeds	$105,000
Carrying amount of the extinguished warrant liability	$312,983
$417,983
Consideration
New warrant liability (37,333; exercise price of $57.24)	$626,482
Preferred share liability (118 shares)	$138,824
Common shares (8,444 @ $30.06 per share)	$253,840
$1,019,146
Loss on extinguishment	$601,163

(vii)	On June 28, 2024, the Company entered into another capital raise issuing 24,111 common shares and 560,261 pre-funded warrants. The total gross proceeds from the issuance of the prefunded warrants and common shares amounted to $5,999,999. In addition, the Company incurred $420,000 in legal expenses and placement fees.

Pre-funded warrants

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $14.40 per share and therefore the fair value per warrant was determined to be $14.22 per warrant for a total warrant liability of $7,797,063.

The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

9.	SHARE CAPITAL (Cont’d)

Day 1 Loss

As summarized above, there is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss is equal to $1,797,064 and is fully allocated to the warrant liability.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.18 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

Day 1 loss as follows:

Day 1 loss- warrants

Fair value	$7,797,063
Carrying amount, initial recognition	$5,999,999

Day 1 loss- recognized in profit and loss	$1,797,063

Common shares

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the pre-funded warrants exceeds the proceeds of $5,999,999.

Transaction costs

In determining the allocation between the warrants and the common shares, the transaction costs would be fully allocated to the warrants because the common shares were recognized at $nil. The Company incurred legal fees and placement fees totaling $420,000 in relation to the issuance of these securities. The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

The June 28, 2024 capital raise triggering the anti-dilution clause attached to the 37,333 warrants issued on June 5, 2024. As a result, the 37,333 warrants became exercisable into 204,690 warrant shares with a strike price of $10.44 per share. See subsequent events note below for the exchange of these warrants for 293 Class ‘C’ preferred shares.

(viii)	On April 12, 2024 1,500 prefunded warrants were exercised at $1.26 per warrant into 1,500 common shares of the Company for net proceeds of $1,890.

(ix)	On May 21, 2024 the Company issued 794 common shares to a supplier in lieu of payment.

(x)	On May 16, 2024, the Company redeemed 97 Class ‘C’ preferred shares that was originally purchased by the investor on April 17, 2024. The Company paid $97,000 to redeem these shares.

Transactions subsequent to June 30, 2024

●	All of the 560,261 prefunded warrants issued on June 28, 2024 were exercised at $0.18 per warrant and converted into 560,261 common shares of the Company. Gross proceeds of $100,847 was received.

●	On July 8, 2024 the Company redeemed 150 Class ‘C’ preferred shares that was originally purchased by the investor on June 5, 2024. The Company paid $150,000 to redeem these shares.

●	On July 18, 2024, as part of a warrant exchange agreement, the Company issued 293 Class ‘C’ preferred shares in exchange for the cancellation of 204,690 warrant shares with a strike price of $10.44 per share.

9.	SHARE CAPITAL (Cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 1,432 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $2,898 to $2,520 per share and issue new unregistered warrants to purchase up to an aggregate of 1,432 common shares with an exercise price of $2,520 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $2,520 per share and have a term of exercise equal to five years. In connection with the exercise, the Company was required pursuant to the terms of 237 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $2,898 to $2,520.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 1,669 outstanding $252.00 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore, in the first week of April 2023, 1,359 warrants were exercised cashless in exchange for 1,359 common shares of the Company with 311 cashless warrants were exercised cashless in June 2023.

On June 28, 2023 the Company issued 3,968 common shares at $567 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 4,083 common shares at $567 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023 at a price of $81.90 on 14,841 common shares for gross proceeds of $1,215,500 and for a purchase price of $80.64 per warrant on 4,206 pre-funded warrants to purchase common shares for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 1,429 of the prefunded warrants were exercised. In lieu of the warrant holders paying the $1.26 to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 1,407 common shares.

On December 12, 2023, 721 prefunded warrants of the 2,778 owned by Lind Partners were exercised by paying $1.26 per warrant.

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding options, December 31, 2022	121	$45,376.16
Granted	-	-
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	120	$38,903.00
Granted	-	-
Expired/Cancelled	(1)	2,268.44
Outstanding options, June 30, 2024	119	$33,077.65

9.	SHARE CAPITAL (Cont’d)

As at June 30, 2024 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	8	8	75,600.00	15-Nov-30	6.38
15-Nov-20	13	13	75,600.00	15-Nov-25	1.38
2-Jan-21	5	5	144,900.00	2-Jan-26	1.51
2-Jan-21	1	1	144,900.00	2-Jan-31	6.51
18-Jan-21	1	1	144,900.00	18-Jan-26	1.55
1-Jan-22	2	2	50,400.00	29-Oct-26	2.33
13-Apr-22	63	47	13,860.00	13-Apr-27	2.79
12-Jul-22	26	17	13,860.00	12-Jul-25	1.03
Total	119	94	$33,077.65		2.45

Transactions for the six-month period ended June 30, 2024 are as follows:

●	One options outstanding with a weighted average exercise price of $702,684 per option expired on January 1, 2024;

●	One option outstanding with a weighted average exercise price of $680,400 per option expired on January 15, 2024;

●	One options outstanding with a weighted average exercise price of $743,400 per option expired on January 15, 2024;

There were no transactions for the six-month period ended June 30, 2024.

(e)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the six-month period ended June 30, 2024 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	251	$13,232.52
Granted	-	-
Exercised/cancelled	(8)	(13,860.00)
Outstanding RSU, December 31, 2023	243	$13,213.93
Granted	-	-
Exercised/cancelled
Outstanding RSU, June 30, 2024	243	$13,213.93

9.	SHARE CAPITAL (Cont’d)

Restricted share units outstanding at June 30, 2024 are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	178	155	12,978.00
13-Apr-22	65	46	13,860.00
Outstanding RSU, June 30, 2024	243	201	$13,213.93

There were no transactions for the six months ended June 30, 2024 and six months ended June 30, 2024.

(f)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of	Weighted average
	options	exercise price
Outstanding agent options, December 31, 2022	74	$61,423.30
Granted	952	90.09
Outstanding agent options, December 31, 2023	1,026	$4,513.73
Expired	(5)	144,900.00
Outstanding agent options, June 30, 2024 and the date of the MD&A	1,021	3,798.60

As at June 30, 2024 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	9	9	$83,160.00	28-Sep-25	1.25
29-Sep-20	21	21	$86,310.00	28-Sep-25	1.25
11-Jan-22	35	35	$31,878.00	11-Jan-27	2.53
1-Apr-22	4	4	$28,980.00	8-Mar-27	2.69
31-Oct-23	952	952	$90.09	31-Oct-28	4.34
Total	1,021	1,021	3,798.60		4.18

There were no transactions for the six months ended June 30, 2023 and six months ended June 30, 2024.

(g)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	2,709	$27,225.82
Granted	5,638	$700.18
Exercised	(5,251)	$5,227.20
Outstanding, December 31, 2023	3,096	$16,232.02
Granted	800,481	$2.97
Expired	(103)	$144,900.00
Exercised/Exchanged	(204,385)	$0.18
Outstanding, June 30, 2024	599,089	$62.75

9.	SHARE CAPITAL (Cont’d)

At June 30, 2024 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	143	86,310.00	28-Sep-25
11-Jan-22	794	28,980.00	10-Jan-27
31-Oct-23	557	1.26	none
9-Apr-24	18,667	57.24	9-Apr-29
5-Jun-24	18,667	57.24	5-Jun-29
28-Jun-24	560,261	0.18	none
Total	599,089	$62.75

As of the date of this MD&A, the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	143	86,310.00	28-Sep-25
11-Jan-22	794	28,980.00	10-Jan-27
31-Oct-23	557	1.26	none
Total	1,494	$23,663.42

Transactions for the six-month period ended June 30, 2024 are as follows:

●	April 9, 2024, 1,500 prefunded warrants were exercised at $1.26 for gross proceeds of $1,890

●	April 9, 2024 6,556 warrants were issued as part of the Class ‘C’ preferred share raise exercisable into common shares at $57.24 per warrant. On May 10, 2024 as a result of an anti-dilution clause, the 6,556 warrants became 16,035 warrants exercisable at $23.40 per warrant.

●	May 10, 2024 167,040 prefunded warrants were issued with a $0.18 exercise price. These prefunded warrants were exercised in the month of May 2024 for gross proceeds of $30,067.20.

●	June 5, 2024 the Company as part of a Class ‘C’ preferred share raise, cancelled the 16,035 warrants that had a $23.40 exercise price and issued 37,333 warrants exercisable at $57.24 per warrant. On June 28, 2024 as a result of an anti-dilution clause, the 37,333 warrants became 204,688 warrants exercisable at $10.44 per warrant. Subsequent to the quarter end, the Company and the agreed to exchange the 204,6888 outstanding warrants for 293 Class ‘C’ preferred shares for zero net proceeds,

●	June 28, 2024 as part of a capital raise, the Company issued 560,261 prefunded warrants exercisable at $0.18 per warrant. Subsequent to the quarter ended June 30, 2024, all of these warrants were exercised for gross proceeds of $100,847.

9.	SHARE CAPITAL (Cont’d)

Transactions for the six months ended June 30, 2023 are as follows:

●	On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 1,432 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $2,898. to $2,520.00 per share and issue new unregistered warrants to purchase up to an aggregate of 1,432 common shares with an exercise price of $2,520.00 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $2,520.00 per share and have a term of exercise equal to five years. In connection with the exercise, the Company was required pursuant to the terms of 24 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $2,898 to $2,520.

●	On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 1,669 outstanding $2,520 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore, in the first week of April 2023, 1,359 warrants were exercised cashless in exchange for 1,359 common shares of the Company with 311 cashless warrants were exercised cashless in June 2023.

10.	COST OF SALES

(in thousands)	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Inventory expensed	$2,704	$2,590	$1,373	$1,619
Royalties	114	197	83	91
Other expenses	371	425	238	196
Total	$3,189	$3,212	$1,694	$1,906

11.	SELLING AND MARKETING EXPENSES

(in thousands)	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Salaries and related expenses	$1,589	$1,316	$739	$611
Advertising and marketing	434	574	191	325
Travel and conferences	79	101	24	52
Total	$2,102	$1,991	$954	$988

12.	EQUITY PROMOTION AND MARKETING

Equity promotion and marketing expenses include costs incurred to enhance the Company’s brand equity and market presence. These expenses cover advertising, promotional activities and public relations efforts aimed at increasing brand awareness and customer engagement. Such expenses are expensed as incurred and are not capitalized.

13.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	Six months ended June 30, 2024	Six months ended June 30, 2023	Three months ended June 30, 2024	Three months ended June 30, 2023
Salaries and related expenses	$445	$440	$298	$289
Professional services	346	785	158	561
Consulting and director fees	568	486	281	223
Travel	76	47	27	33
Office and general	484	610	215	284
Regulatory and filing fees	71	84	36	57
Shareholder relations	82	102	18	56
Total	$2,072	$2,554	$1,033	$1,503

14.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 25% of the Company’s revenue for the six months ended June 30, 2024 (June 30, 2023 -34%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $18,858 at June 30, 2024 (June 30, 2023 - $10,148)

More than 62% (2023 – 54%) of the Company’s customers have been active with the Company for over four years. The allowance for doubtful accounts of $18,858 (2023 - $10,148) has been recognized in the year incurred. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

14.	FINANCIAL INSTRUMENTS (Cont’d)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which are revalued based on changes in the parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

15.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and six months ended June 30, 2024 and 2023 are as follows:

	(in thousands)
Payments to key management personnel	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Salaries, consulting and directors’ fees	$401,653	$382,169	$783,646	$667,582
Share-based payments	63,680	194,685	153,239	438,008
Total	$465,333	$576,854	$936,885	$1,105,590

15.	RELATED PARTY TRANSACTIONS (Cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	Three months ended June 30		Six months ended June 30
		2024	2023	2024	2023
Selling and marketing expenses	VP Technology/VP Sales International	148	136	261	182
General and administrative expense	Companies controlled by the CEO, CFO and Directors	254	$247	523	486

16.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three months ended June 30

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2024	2023	2024	2023

USA	1,047	2,408	2,121	3,480
Canada	216	302	368	521
EMEA	628	1	1,759	512
Total	1,891	2,711	4,248	4,513

Non-current asset geographic area information is shown below:

(in thousands)	June 30, 2024	December 31, 2023

Long-term receivable total	$143	$147
Canada	-	-
EMEA	143	147

Right of use asset total	$501	$631
Canada	61	112
EMEA	440	519

Equipment total	$157	$175
Canada	-	-
EMEA	157	175

Intangibles total	$7,785	$7,857
Canada	-	-
EMEA	7,785	7,857

16.	SEGMENTED INFORMATION (Cont’d)

Product information is shown below:

Revenue by product line for the three and six months ended June 30,

	Three months ended June 30		Six months ended June 30
(in thousands)	2024	2023	2024	2023
Cellular boosters and related accessories	404	575	621	1,012
Rugged devices and related accessories	1,487	2,136	3,628	3,501
Total	1,891	2,711	4,249	4,513

17.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Six months ended June 30
	2024	2023
Change in non-cash working capital:
Trade and other receivables	$(346,400)	$(891,231)
Prepaids Expenses	(2,214,559)	(88,977)
Inventory	1,244,872	1,586,593
Advances to suppliers	157,083	(433,118)
Accounts payable and accrued liabilities	638,096	(336,221)
Deferred revenue	1,157	(149,600)
	$(519,751)	$(312,554)

During the three months ended June 30, 2024, the Company paid $926,037 (June 30, 2023 - $Nil) in interest and $Nil (June 30, 2023 - $nil) in income taxes.

18.	SUBSEQUENT EVENTS

In July 2024, all of the 560,261 prefunded warrants issued on June 28, 2024 were exercised at $0.18 per warrant. Gross proceeds received was $100,847.

In July 2024, the Company exchanged with one of its preferred share investors, its 204,690 outstanding share purchase warrants (exercisable at $10.44) for 293 Class ‘C’ preferred shares of the Company.

The Company affected an 18-1 reverse stock split share consolidation on August 2, 2024. All figures in these financial statements have been retrospectively shown as if this 18-1 share consolidation had already occurred as required under IFRS.

On July 8, 2024 the Company redeemed 150 Class ‘C’ preferred shares that were originally purchased by the investor on June 5, 2024. The Company paid $150,000 to redeem these shares.

On August 14, 2024 the Company announced the pricing of its public offering of approx. $4 million of common shares, and/or pre-funded warrants to purchase common shares at a public offering price of $1.70 per share (minus $0.01 per pre-funded warrant).